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                                                                     Exhibit 99


                                             Deutsche Asset Management [LOGO]
                                             A Member of the Deutsche Bank Group

Press Release
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FOR IMMEDIATE RELEASE

For additional information:
Judith Inosanto 212.326.6746, Media
Patricia M. Rosch 212.336.4812, Investors



                 THE KOREA FUND, INC. ANNOUNCES COMMENCEMENT OF
                  TENDER OFFER, PROGRAM FOR FUTURE REPURCHASE
                                     OFFERS

     NEW YORK, NY, January 21, 2004 -- The Board of Directors of The Korea Fund, Inc. (NYSE: KF) today approved a tender offer for up to 10% of its outstanding shares of common stock for cash, at a price per share equal to 95% of the net asset value on the business day after the day on which the offer expires. The tender offer is expected to commence on January 23, 2004 and remain open through February 23, 2004, unless extended.

     The tender offer is being conducted as a result of the Board's special review, initiated last April, of alternatives that would enable shareholders to receive value that is near net asset value for at least a portion of their shares by April 2004. The Board considered a full range of strategic and structural alternatives for the Fund in connection with its review, and concluded that, in their opinion, the tender offer is in the best interests of the Fund's shareholders at this time.

     The Fund also announced that the Board had approved a program of making additional repurchase offers, one in the first quarter of 2005 and one in the first quarter of 2006. Each additional repurchase offer would be for 10% of the Fund's shares, would be at a price of 95% of net asset value at the close of business on the day after the offer expires, and would be made, subject to fiduciary and other applicable requirements, if the Fund's shares traded on the New York Stock Exchange at an average weekly discount from net asset value greater than 15% during a 13-week

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measuring period ending the preceding December 31. The Fund noted that it might at its option pay for shares repurchased in these additional offers with portfolio securities rather than cash, depending in part on whether the Fund is able to obtain an appropriate ruling from the Internal Revenue Service.

     The Board also concluded that maintaining the current closed-end format of the Fund was in the best interests of the Fund's shareholders because, under current market conditions, including the emerging nature of the Korean capital markets, the volatility and the limited liquidity of many of the Fund's holdings, the Fund's investment objective of long-term capital appreciation can best be achieved through a closed-end structure.

     Richard Hale, Chairman of the Board of the Fund and a Managing Director of Deutsche Investment Management Americas Inc., the Fund's manager, said: "The Fund's closed-end structure has, in our view, though past performance is no guarantee of future results, helped the Fund achieve its strong historical record of investment performance."

     The Fund's manager is part of Deutsche Asset Management. With more than US $685 billion in assets under management (as of September 30, 2003), Deutsche Asset Management is one of the world's leading investment management organizations, not just in size, but in quality and breadth of investment products, performance and client service. Deutsche Asset Management is geographically divided into three regions -- the Americas, Europe and Asia Pacific, providing the full range of investment management products across the risk/return spectrum.

                                     # # #

     There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available because they will contain important information. These documents will be available to investors for free at the website of the Securities and Exchange Commission (www.sec.gov). Neither the offer to purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer to purchase would violate that jurisdiction's laws.

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     Investments in funds involve risk. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment.


Not FDIC Insured. Not Guaranteed. May Lose Value.

Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and Scudder Trust Company.






                                                                   (1/04) 28141



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